UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (for further information, see the Notes).

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,105,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,105,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,105,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.49%*
14	TYPE OF REPORTING PERSON: CO

* Based on the interim financial statements for the first six months ended June 30, 2008, furnished by Scopus Video Networks Ltd. to the Securities and Exchange Commission on October 7, 2008, there were 13,990,530 ordinary shares issued and outstanding as of June 30, 2008.

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        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on May 31, 2007, Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007, Amendment No. 3 filed by the Reporting Person with the Commission on January 2, 2008, Amendment No. 4 filed by the Reporting Person with the Commission on January 29, 2008, Amendment No. 5 filed by the Reporting Person with the Commission on April 18, 2008, Amendment No. 6 filed by the Reporting Person with the Commission on May 19, 2008 and Amendment No. 7 filed by the Reporting Person with the Commission on August 4, 2008 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 8.

        Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following sentence:

        On November 6, 2008, the Reporting Person issued a letter to the Issuer pursuant to Section 63(b)(2) of the Companies Law of 1999, requesting the Issuer to call a general meeting of its shareholders for the purpose of adopting proposals to appoint new directors to the Issuer’s board of directors. The letter was issued following a surprising notification by the Issuer suspending the negotiations between the parties, in connection of which, the Reporting Person informed the Issuer on November 4, 2008 that it is of the opinion that the negotiations between the parties have reached such an advanced stage that the transaction is binding on both parties and the actual signing of the transaction documents is purely a matter of formality.

        On November 6, 2008, the Reporting Person received a letter from the Issuer, informing the Reporting Person that the Issuer terminates the negotiations between the parties.

        A copy of the Reporting Person’s letters is filed as Exhibits 99.9 and 99.10 to this Amendment No. 8. A copy of the Issuer’s letter is filed as Exhibit 99.11 to this Amendment No. 8.

        On November 6, 2008, the Reporting Person issued a press release with respect to the Issuer’s letter, a copy of which is filed as Exhibit 99.12 to this Amendment No. 8.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit Number	Description

99.1	Letter dated May 31, 2007 from the Reporting Person to the Issuer.*
99.2	Letter dated September 5, 2007 from the Reporting Person to the Issuer. **
99.3	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.4	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.5	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.6	Letter dated April 18, 2008 from the Reporting Person to the Issuer.†
99.7	Letter dated May 19, 2008 from the Reporting Person to the shareholders of the Issuer. ††
99.8	Term Sheet between the Reporting Person, Optibase Inc. and the Issuer dated August 4, 2008 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Reporting Person to the Commission on August 4, 2008).
99.9	Letter dated November 4, 2008 from the Reporting Person to the Issuer.
99.10	Letter dated November 6, 2008 from the Reporting Person to the Issuer.
99.11	Letter dated November 6, 2008 from the Issuer to the Reporting Person.
99.12	Press release by the Reporting Person dated November 6, 2008.

* Previously filed with Amendment No. 1.
** Previously filed with Amendment No. 2.
*** Previously filed with Amendment No. 3.
† Previously filed with Amendment No. 5.
†† Previously filed with Amendment No. 6.

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Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer November 7, 2008

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